Exhibit (a)(10)

February 7, 2012

Dear Fellow Stockholders:

On January 27, 2012, Roche Holding Ltd (“Roche”), through CKH Acquisition Corporation, a wholly-owned subsidiary of Roche, commenced an unsolicited tender offer (the “Offer”) to acquire your shares of common stock of Illumina, Inc. (“Illumina”) for $44.50 per share.

After careful consideration, including a thorough review of the terms and conditions of the Offer with Illumina’s financial and outside legal advisors, your Board of Directors, by unanimous vote at a meeting held on February 7, 2012, determined that the Offer is grossly inadequate in multiple respects, dramatically undervalues Illumina and is not in the best interests of Illumina’s stockholders.

Your Board of Directors recommends that you REJECT the Offer and NOT TENDER your shares pursuant to the Offer.

In reaching its recommendation, your Board of Directors considered, among other things, that:

•	The Offer is grossly inadequate and dramatically undervalues Illumina’s industry-leading position and growth opportunities;

•	Illumina is the leader in developing and commercializing tools and services for genetic analysis with an unrivaled breadth and depth of technological platforms;

•	The industry as a whole and Illumina in particular have substantial growth opportunities;

•	Illumina’s future prospects are underpinned by a robust pipeline of new products and services; and

•	Illumina has a long and proven track record of performance;

•	The timing of the Offer is blatantly opportunistic and does not reflect Illumina’s strong platform of new products and pipeline;

•	Roche timed its Offer opportunistically to capitalize on recent share price dislocation;

•	Roche timed its Offer opportunistically to capture for itself the substantial growth opportunities inherent in Illumina’s strong platform of new products and pipeline; and

•

The Board of Directors believes that Illumina is on the verge of benefitting from its continuous significant investment in novel platforms and has a promising pipeline that will drive sustainable future growth and value in the near, medium and long term;

•	The Offer fails to capture Illumina’s value as an enabler of personalized healthcare;

•	Roche’s tactics seek to disadvantage Illumina’s stockholders; and

•	The Offer values Illumina at a price below recent trading levels.

A complete discussion of these and the other significant factors contributing to your Board of Director’s recommendation is included in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to your Board of Director’s recommendation. Illumina’s Schedule 14D-9 is available at the Securities and Exchange Commission’s website, www.sec.gov. If you have any questions concerning Illumina’s Schedule 14D-9 or need additional copies of Illumina’s publicly-filed materials, please contact Innisfree M&A Incorporated at (888) 750-5835 (Toll Free).

We appreciate your continued support.

Sincerely,

Jay T. Flatley	William H. Rastetter, Ph.D.
President & CEO	Chairman of the Board of Directors